                                                               Exhibit (a)(1)(A)
                          Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock
(including the Associated Junior Participating Preferred Stock Purchase Rights)

                                      of

                             HeadHunter.NET, Inc.

                                      at

                          $9.25 Net Per Share In Cash

                                      by

                             CB Merger Sub, Inc.,
                         a wholly owned subsidiary of

                             Career Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON FRIDAY, SEPTEMBER 28, 2001, UNLESS THE OFFER IS EXTENDED

   THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF AUGUST 24, 2001 (THE "MERGER AGREEMENT"), AMONG CAREER HOLDINGS, INC. ("CAREER HOLDINGS"), HEADHUNTER.NET, INC. ("HEADHUNTER") AND CB MERGER SUB, INC. ("PURCHASER"), A WHOLLY OWNED SUBSIDIARY OF CAREER HOLDINGS. THE BOARD OF DIRECTORS OF HEADHUNTER HAS DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, HEADHUNTER'S SHAREHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT HEADHUNTER'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER, SUCH NUMBER OF SHARES THAT WOULD CONSTITUTE AT LEAST A MAJORITY OF THE SHARES THAT IN THE AGGREGATE ARE OUTSTANDING DETERMINED ON A FULLY DILUTED BASIS AFTER GIVING MAXIMUM EFFECT TO THE EXERCISE OF ALL OPTIONS, WARRANTS AND OTHER RIGHTS TO PURCHASE, AND THE CONVERSION OR EXCHANGE OF ALL SECURITIES CONVERTIBLE OR EXCHANGEABLE INTO, SHARES OUTSTANDING AT THE EXPIRATION DATE OF THE OFFER, WHETHER OR NOT VESTED, EXERCISED OR CONVERTED AT THE TIME OF DETERMINATION,
(II) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR HAVING BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE OFFER, AND (III) THE SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS. SEE "INTRODUCTION" AND SECTIONS 12, 15, AND 16 OF THIS OFFER TO PURCHASE. THE OFFER IS NOT CONDITIONED UPON CAREER HOLDINGS OR THE PURCHASER OBTAINING FINANCING.

                               -----------------

                                   IMPORTANT

   Any shareholder of Headhunter wishing to tender Shares in the Offer must (i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in
Section 2--"Procedures for Accepting the Offer and Tendering Shares" or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender such Shares.

   Any shareholder of Headhunter who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 2--"Procedures for Accepting the Offer and Tendering Shares."

   Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                               -----------------

                    The Information Agent for the Offer is:


                          [LOGO] Georgeson Shareholder

August 31, 2001

                               TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----
SUMMARY TERM SHEET..........................................................................  ii
INTRODUCTION................................................................................   1
1.  Terms of the Offer......................................................................   2
2.  Procedures for Accepting the Offer and Tendering Shares.................................   5
3.  Withdrawal Rights.......................................................................   7
4.  Acceptance for Payment and Payment for Shares...........................................   8
5.  Material Federal Income Tax Consequences................................................   9
6.  Price Range of the Shares...............................................................   9
7.  Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act
    Registration; Margin Regulations........................................................  10
8.  Certain Information Concerning Headhunter...............................................  11
9.  Certain Information Concerning Career Holdings and CB Merger Sub, Inc...................  12
10. Source and Amount of Funds..............................................................  13
11. Background of the Offer; Contacts with Headhunter.......................................  13
12. The Merger Agreement; The Stockholder Agreements........................................  16
13. Purpose of Offer; Plans for Headhunter..................................................  28
14. Dividends and Distributions.............................................................  29
15. Conditions of the Offer.................................................................  29
16. Legal Matters; Required Regulatory Approvals............................................  31
17. Fees and Expenses.......................................................................  33
18. Miscellaneous...........................................................................  34



Schedule I Directors and Executive Officers of Career Holdings, Inc., CB Merger Sub, Inc., Tribune Company and Knight Ridder Digital

                              SUMMARY TERM SHEET

   Career Holdings, Inc., through its wholly owned subsidiary, CB Merger Sub, Inc., is offering to purchase all of the outstanding common stock (including the associated junior participating preferred stock purchase rights) of HeadHunter.NET, Inc. for $9.25 per share in cash. The following summary term sheet briefly outlines the material provisions of the offer. It is not intended to be a substitute for the information contained in the remainder of this Offer to Purchase. You are urged to read carefully the entire Offer to Purchase and related Letter of Transmittal prior to making any decision regarding your shares because this summary term sheet is not complete and may not include all information that is important to you.

Principal Terms

    . Career Holdings, Inc., through its wholly owned subsidiary, CB Merger Sub, Inc., is offering to buy all of the outstanding shares of common stock of HeadHunter.NET, Inc., including the associated junior participating preferred stock purchase rights issued pursuant to Headhunter's shareholder protection rights agreement, as amended. The tender price is $9.25 per share in cash, without interest. If you are the record owner of your shares and you tender your shares to us, you will not have to pay broker fees or similar expenses. If you own your shares through a broker or nominee and your broker or nominee tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See "Introduction" and Section 1--"Terms of the Offer" on pages 1 and 2.

    . The offer is the first step in the planned acquisition of all of the outstanding shares of Headhunter common stock, as provided in our merger agreement with Headhunter. If the offer is successful, under the merger agreement, provided certain conditions are met, CB Merger Sub will be merged with and into Headhunter, and each remaining share of Headhunter common stock (including the associated junior preferred stock purchase rights) will be converted into the right to receive $9.25 per share in cash. If the offer is consummated, provided certain conditions are met, we will cause the merger to take place with the approval of shareholders by voting the shares that we acquire in the offer (which will represent at least a majority of the outstanding shares on a fully-diluted basis) in favor of the merger. If at least 90% of the shares are tendered in the offer, we will cause the merger to take place without action by any other shareholder. See "Introduction" and Section 12-- "The Merger Agreement; The Stockholder Agreements"on pages 1 and 16.

    . You will not have dissenters' rights in the tender offer; however, to the extent that you have not tendered your shares in the tender offer, you will have dissenters' rights in the merger.

    . The offer will expire at 12:00 midnight, New York City time, on Friday, September 28, 2001, unless we extend the offer.

    . If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer.

Headhunter Board Recommendation

    . The Headhunter board of directors has unanimously approved the merger agreement, the offer and the merger and determined that each is fair and in the best interests of Headhunter and its shareholders. The Headhunter board recommends that shareholders of Headhunter accept the offer and tender their shares pursuant to the offer.

Conditions

   We are not required to complete the offer unless specified conditions are met, including:

    . the number of shares of Headhunter common stock validly tendered and not withdrawn prior to the expiration of the offer equals at least a majority of the outstanding shares of Headhunter common stock, after giving maximum effect to the exercise of all options, warrants and other rights to purchase, and the conversion or exchange of all securities convertible or exchangeable into, shares of Headhunter common stock outstanding at the expiration date of the offer, whether or not vested, exercised or converted at the time of determination, and

    . U.S. federal antitrust clearance for the acquisition of shares of Headhunter common stock is obtained.

    SeeSection 15--"Conditions of the Offer" on page 29.

Financing

    . The offer is not conditioned on our obtaining financing. We have entered into an investment agreement with Tribune Company and Knight Ridder Digital, two of our stockholders, under which they have agreed to purchase shares of our preferred stock for an aggregate purchase price of $201 million. The aggregate purchase price of the shares of preferred stock will provide financing adequate to enable us to acquire all of the outstanding shares of Headhunter common stock and satisfy our funding obligations under the merger agreement. See Section 10--"Source and Amount of Funds" on page 13.

Stockholder Agreements

    . Certain shareholders of Headhunter have agreed to tender a total of 5,524,966 shares in the offer, constituting approximately 27.1% of the total number of shares of Headhunter common stock issued and outstanding as of August 28, 2001. These shareholders have also agreed that they will not transfer those Headhunter shares subject to the stockholder agreements prior to the expiration of such agreements and that, if necessary, they will vote those shares in favor of the merger and against any competing transactions. See Section 12--"The Merger Agreement; The Stockholder Agreements" on page 16.

Procedures for Tendering

   If you wish to accept the offer, this is what you must do:

    . If you are a record holder of Headhunter shares, you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to American Stock Transfer & Trust Company, the depositary for the offer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 2--"Procedures for Accepting the Offer and Tendering Shares" on page 5.

    . If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, Georgeson Shareholder Communications Inc., at (800) 223-2064 for assistance. See
       Section 2--"Procedures for Accepting the Offer and Tendering Shares" on page 5.

    . If you hold your shares through a broker or nominee, you should contact your broker or nominee to tender your shares.

Withdrawal Rights

    . If, after tendering your shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or nominee, you must instruct the broker or nominee to arrange for the withdrawal of your shares. See Section 3--"Withdrawal Rights" on page 7.

Extension of Offering Period

    . Without the consent of Headhunter, we may extend the offer beyond the scheduled expiration date if required by applicable law or if, at that date, any of the conditions to our offer have not been satisfied or waived.

    . If, on the expiration date of the offer, (1) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has not expired or been terminated or (2) there is any pending proceeding by a governmental entity or any statute, law or regulation is enacted or promulgated, which has certain specified adverse effects on us or Headhunter or our or its ability to consummate the transactions contemplated by the merger agreement, and Headhunter is contesting that event as required by the merger agreement, then we have agreed that we will extend the offer from time to time until November 7, 2001.

    . We may elect to provide a "subsequent offering period" for the offer. Subsequent offering periods, if included, will be additional periods of not less than three business days or more than twenty business days in the aggregate beginning after we have purchased shares tendered during the offer, during which period you may tender, but not withdraw, your shares and receive the offer consideration. There can be no assurance that we will elect to provide a subsequent offering period.

   See Section 1--"Terms of the Offer" and Section 12--"The Merger Agreement; The Stockholder Agreements" on pages 2 and 16.

Recent Headhunter Trading Prices

    .  The last sale price for Headhunter common stock was:

       . $6.95 on August 23, 2001, the last trading day before we announced the execution of the merger agreement with Headhunter, and

       . $9.19 on August 30, 2001, the last trading day before the commencement of the offer.

    . Before deciding whether to tender, you should obtain a current market quotation for the shares.

   See Section 7--"Possible Effects on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" on page 10.

Consequences of Not Tendering Your Shares

    . If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to any dissenters' rights properly perfected under Georgia law. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares.

    . If the merger does not take place, however, the number of shareholders and the number of shares of Headhunter that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Headhunter common stock. Also, Headhunter may no longer be required to make filings with the Securities and Exchange Commission or otherwise comply with the SEC rules relating to publicly held companies.

   See Section 7--"Possible Effects on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations" and Section 12--"The Merger Agreement; The Stockholder Agreements" on pages 10 and 16.

Further Information

   If you have questions about the offer, you can call our Information Agent:

                   Georgeson Shareholder Communications Inc.
                          17 State Street, 10th Floor
                           New York, New York 10004
                        Banks and Brokers Call Collect:
                                (212) 440-9800
                          All Others Call Toll Free:
                                (800) 223-2064

To the Holders of Shares of Common Stock of HeadHunter.NET, Inc.:

                                 INTRODUCTION

   CB Merger Sub, Inc., a Georgia corporation ("Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), is offering to purchase all of the outstanding shares of common stock, $.01 par value per share (the "Company Common Stock"), of HeadHunter.NET, Inc., a Georgia corporation ("Headhunter"), including the associated junior participating preferred stock purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between Headhunter and American Stock Transfer & Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and as further amended by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001 (collectively, the "Rights Agreement"), at a purchase price of $9.25 per share, net to the seller in cash, without interest thereon (the "Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). As used herein, "we," "us" or "our" refers to Career Holdings and Purchaser.

   We are making the Offer under the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 24, 2001, among Headhunter, Career Holdings and Purchaser. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Headhunter (the "Merger"), with Headhunter continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined herein) (other than Shares held in the treasury of Headhunter and any Shares owned by Career Holdings or Purchaser and other than Shares held by shareholders who properly perfect dissenters' rights under the Georgia Business Corporation Code (the "GBCC")) will be automatically cancelled and extinguished and be converted into the right to receive $9.25 in cash, without interest, or any higher price paid per Share in the Offer (the "Merger Consideration"). Section 12 contains a more detailed description of the Merger Agreement. Section 5 describes the material federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

   We are not required to purchase any Shares unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least a majority of the Shares that in the aggregate would be outstanding determined on a fully diluted basis (after giving maximum effect to the exercise of all options, warrants and other rights to purchase, and the conversion or exchange of all securities convertible or exchangeable into, Shares outstanding at the expiration date of the Offer, whether or not vested, exercised or converted at the time of expiration of the Offer) (the "Minimum Condition"). Subject to the prior written consent of Headhunter, we reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC")), which we presently have no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. The Offer is also subject to certain other terms and conditions. See Sections 1, 15, and 16.

   You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 30.5% of the gross proceeds payable to you. See Section 2. We will pay all charges and expenses of American Stock Transfer & Trust Company, as Depositary, and Georgeson Shareholder Communications Inc., as Information Agent, incurred in connection with the Offer. See Section 17.

   The Board of Directors of Headhunter (the "Headhunter Board") has determined that the Offer and the Merger are fair and in the best interests of Headhunter and its shareholders, has approved the Offer, the Merger and the Merger Agreement and recommends that shareholders of Headhunter accept the Offer and tender their Shares pursuant to the Offer.

   Credit Suisse First Boston Corporation ("CSFB"), Headhunter's financial advisor, has delivered to the Headhunter Board a written opinion that, as of August 24, 2001 and based upon and subject to certain assumptions and matters set forth in the opinion, the per Share consideration of $9.25 in cash to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to holders of Shares. A copy of the written opinion of CSFB is contained in Headhunter's Solicitation/Recommendation Statement on
Schedule 14D-9 which has been filed with the SEC and is being mailed to you with this document. You are urged to read this opinion carefully and in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by CSFB. The CSFB opinion does not constitute a recommendation to any shareholder as to whether or not such shareholder should tender Shares pursuant to the Offer or as to how such shareholder should vote or act on any matter relating to the Merger.

   Headhunter has informed us that, as of August 28, 2001, there were (i) 20,407,872 Shares issued and outstanding, (ii) 2,912,565 outstanding stock options, of which options to purchase 2,427,765 Shares have an exercise price less than the Offer Price, and (iii) 827,226 Shares reserved for issuance upon the exercise of outstanding warrants, all of which have an exercise price less than the Offer Price. Based on Shares, options and warrants outstanding as of August 28, 2001, if Purchaser acquires at least 11,831,432 Shares in the Offer, ownership of such shares will give Purchaser control of a majority of the outstanding Shares, assuming that options with exercise prices equal to or greater than the Offer Price will not be exercised. Accordingly, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder.

   Headhunter has advised us that each of its executive officers and directors intends to tender all Shares that they own in the Offer. In addition, pursuant to the Stockholder Agreements (as defined below), certain shareholders of Headhunter have agreed to tender a total of 5,524,966 Shares pursuant to the Offer, constituting approximately 27.1% of the total number of Shares outstanding as of August 28, 2001.

   The approval and adoption of the Merger Agreement by Headhunter requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, Purchaser will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by Headhunter's shareholders. See Sections 12 and 15.

   The Offer is conditioned upon the fulfillment of the conditions described in
Section 15. The Offer will expire at 12:00 midnight, New York City time, on Friday, September 28, 2001, unless the Purchaser extends it.

   This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1. Terms of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 3 of this Offer to Purchase. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, September 28, 2001, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.

   The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15. Subject to compliance with applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement as described below, the Purchaser may, without the consent of Headhunter, elect to (i) terminate the Offer and return all tendered Shares to Tendering Shareholders, (ii) waive all of the unsatisfied conditions (other than the Minimum Condition or the HSR Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended.

   The Merger Agreement provides that if, at the scheduled Expiration Date of the Offer, (i) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), pursuant to the Offer shall not have expired or been terminated (the "HSR Condition") or (ii) any of the events described in clause (a) or (b) of Section 15 shall have occurred and be continuing and Headhunter is contesting such event to the extent required by the Merger Agreement (unless such conditions are waived by the Purchaser), Purchaser will extend the Offer from time to time until November 7, 2001.

   We may also extend the Offer:

   . for any period required by applicable rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer;

   . for one or more periods that each do not exceed 10 business days if any condition of the Offer has not been satisfied or waived by us;

   . for one or more periods not exceeding five business days in the aggregate if the Minimum Condition is met but less than 90% of the Shares have been validly tendered and not withdrawn;

   . for a period or periods sufficient to comply with applicable law if we increase the consideration to be paid in the Offer; and

   . for one or more periods, not exceeding five business days in the aggregate, in our sole discretion for any reason.

   If, at the Expiration Date, the conditions to the Offer described in Section 15 have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, we may extend the Expiration Date for an additional period or periods of time by giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See Sections 3 and 12.

   We have also agreed in the Merger Agreement that, following our acceptance for payment of Shares in the Offer, we may, in our sole discretion, in compliance with applicable law, provide a subsequent offering period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (a "Subsequent Offering Period").

   A Subsequent Offering Period is an additional period of time from three to 20 business days in length, beginning after the Purchaser accepts for payment, and pays for, Shares tendered in the Offer, during which time shareholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that the Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are deemed satisfied or waived by the Purchaser on or before the Expiration Date, (iii) the Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to Expiration Date, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and
(v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event that the Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date. There can be no assurance that the Purchaser will provide a Subsequent Offering Period.

   Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we expressly reserve the right, in our sole discretion, at any time or from time to time, to: (i) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals or expiration of the applicable regulatory or governmental waiting period specified in Section 16; (ii) terminate the Offer (whether or not any Shares have previously been accepted for payment) if any condition referred to in Section 15 has not been satisfied; and (iii) waive any condition (other than the Minimum Condition) of the Offer, in each case, by giving oral or written notice of the delay, termination or waiver to the Depositary and, other than in the case of any waiver, by making a public announcement thereof.

   In the Merger Agreement, we have agreed that, without the prior written consent of Headhunter, we will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) impose conditions to the Offer other than those set forth in Section 15 or amend any material term of the Offer in any manner adverse to holders of Shares, (iv) except as provided in the Merger Agreement, extend the expiration date of the Offer, (v) change the form of consideration payable in the Offer or (vi) amend or waive the Minimum Condition.

   We acknowledge (i) that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) that we may not delay purchase of, or payment for (except as described above), any Shares upon the occurrence of any event specified in Section 15 without extending the period of time during which the Offer is open.

   Our rights described above are in addition to our rights described in
Section 15. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in any manner reasonably designed to inform them of such changes), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

   If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes.

   In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10 business-day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if prior to the Expiration Date we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of such period of 10 business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

   Headhunter has provided us with its shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

2. Procedures for Accepting the Offer and Tendering Shares.

   Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) you must deliver certificates representing the Shares ("Share Certificates") to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date, or (ii) you must comply with the guaranteed delivery procedures set forth below.

   The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

   The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Share Certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

   Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer by August 31, 2001. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

   Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

   Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

   If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

   Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

      (a) your tender is made by or through an Eligible Institution;

      (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, prior to the Expiration Date; and

      (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange is open for business.

   You may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

   Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

   Backup Federal Income Tax Withholding. Under the backup federal income tax withholding laws applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 30.5% of the amount of any payments made to those shareholders pursuant to the Offer. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or if you are an exempt foreign individual, on Form W-8. See Instruction 8 of the Letter of Transmittal.

   Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Headhunter's shareholders, or any adjournment or postponement thereof, or by written consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of shareholders.

   Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders.

   Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of Career Holdings, Purchaser or any of their affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

   The tender of your Shares pursuant to any of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that you have full power and authority to tender and assign the tendered Shares as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

3. Withdrawal Rights.

   Except as described in this Section 3, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after October 29, 2001.

   If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this document, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 3. Any such delay will be by an extension of the Offer to the extent required by law.

   In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, you must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 2, the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

   You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 2.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of Career Holdings, Purchaser or any of their affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. Acceptance for Payment and Payment for Shares.

   Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 3) prior to the Expiration Date promptly after the later of (i) the Expiration Date and
(ii) the satisfaction or waiver of the conditions to the Offer set forth in
Section 15. In addition, subject to applicable rules of the SEC and the terms of the Merger Agreement, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 16.

   In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (i) Share Certificates or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 2; (ii) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message in connection with a book-entry transfer; and (iii) any other documents that the Letter of Transmittal requires.

   For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn if, as and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to validly tendering shareholders.

   Under no circumstances will we pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

   If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 2, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

   If, prior to the Expiration Date, we increase the price offered to holders of Shares in the Offer, we will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

   We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our wholly owned subsidiaries the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

5. Material Federal Income Tax Consequences.

   Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares for cash in the Offer or the Merger, you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held the Shares for more than one year or will be short term if, as of such date, you have held the Shares for one year or less.

   The discussion above may not be applicable to certain types of shareholders, including shareholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code (such as insurance companies, tax-exempt entities and regulated investment companies).

   The federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including federal, state, local and foreign tax consequences.

6. Price Range of the Shares.

   According to Headhunter's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, the Shares are principally traded on the Nasdaq National Market ("Nasdaq") under the symbol "HHNT." The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on Nasdaq, as reported on Headhunter's Form 10-K with respect to periods occurring in fiscal 1999 and 2000 and published financial sources with respect to periods occurring in the current fiscal year. During these periods, Headhunter has paid no cash dividends on the Shares.

                                                          High   Low
                                                         ------ ------
         Fiscal 1999
         From August 19, 1999 through September 30, 1999 $19.19 $10.13
         Quarter Ended December 31, 1999................  15.50  10.63
         Fiscal 2000
         Quarter Ended March 31, 2000...................  26.13  10.75
         Quarter Ended June 30, 2000....................  18.13   7.75
         Quarter Ended September 30, 2000...............  10.13   4.47
         Quarter Ended December 31, 2000................  11.25   4.75
         Fiscal 2001
         Quarter Ended March 31, 2001...................   9.38   4.69
         Quarter Ended June 30, 2001....................   5.50   3.30
         From July 1, 2001 through August 30, 2001......   9.19   4.19

   Under the terms of the Merger Agreement, Headhunter is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Career Holdings.

   On August 23, 2001, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price per Share on Nasdaq was $6.95. On August 30, 2001, the last full day of trading prior to the commencement of the Offer, the reported closing price per Share on Nasdaq was $9.19.

   As of August 28, 2001, there were 173 holders of record of shares and 20,407,872 outstanding shares. We have been advised by Headhunter that it has never declared or paid any cash dividends and does not anticipate that it will pay any cash dividends in the foreseeable future.

   We urge you to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing;
Exchange Act Registration;    Margin Regulations.

   Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

   Nasdaq Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on Nasdaq, which requires that an issuer either (i) have at least 750,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $5,000,000, have at least two market makers, have a minimum bid price of $1 and have either (A) net tangible assets of at least $4 million or (B) shareholders' equity of at least $10 million or (ii) have at least 1,100,000 publicly held shares, held by at least 400 round lot shareholders, with a market value of at least $15,000,000, have a minimum bid price of $3, have at least 4 market makers and have either (X) a market capitalization of at least $50,000,000 or (Y) total assets and revenues each of at least $50,000,000.

   If the Shares are no longer eligible for Nasdaq quotation, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Headhunter to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that Headhunter would be required to furnish to its shareholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to Headhunter. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to Headhunter. In addition, the ability of "affiliates" of Headhunter and persons holding "restricted securities" of Headhunter to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the

Shares would no longer be eligible for stock exchange listing or Nasdaq reporting. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Headhunter to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

   If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the Nasdaq will be terminated following the completion of the Merger.

   Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

8. Certain Information Concerning Headhunter.

   Headhunter's principal executive offices are located at 333 Research Court, Suite 200, Norcross, Georgia 30092. Its telephone number at such offices is
(770) 349-2400. Headhunter was incorporated in Georgia in 1998. The following description of Headhunter and its business has been taken from Headhunter's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and is qualified in its entirety by reference to Headhunter's Form 10-K.

   Headhunter provides comprehensive online recruitment offerings for employers and job seekers. Headhunter brings employers and job seekers together by (1) providing employers, recruiters and advertising agencies with the ability to advertise job openings and review resumes online, and (2) providing job seekers with the tools to find, research, explore, evaluate and apply to a broad range of job opportunities online.

   Headhunter generates revenue primarily from fees paid by employers, recruiters and agencies to post job opportunities. Headhunter also generates revenue from access fees paid by employers, recruiters and agencies for viewing its resume database. To a lesser extent, Headhunter derives revenue from selling web page sponsorships and banner advertising, cross-posting jobs to partnered websites and hosting online career fairs. As of August 28, 2001, Headhunter employed approximately 263 employees.

   Financial Projections. Headhunter does not, as a matter of course, make public any forecasts as to its future financial performance on an annual basis. However, in connection with our review of the transactions contemplated by the Merger Agreement, Headhunter provided us with projected financial information for 2001 and 2002. Such information included, among other things, the following projections of net revenues, gross profit and earnings before interest, taxation, depreciation and amortization ("EBITDA") (in millions): $67.3, $66.5 and $2.9 for 2001; and $101.5, $100.2 and $25.4 for 2002. These projections should be read together with the financial statements of Headhunter that can be obtained from the SEC as described below.

   It is our understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to us in connection with our evaluation of a business combination transaction. These projections are subject to various risks and uncertainties that could cause actual results to differ materially from the projections. Headhunter has advised us that its internal financial forecasts (upon which the projections provided to us were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to us), all made by management of Headhunter, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Headhunter's control, and none of which were subject to approval by us. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate.

   It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that we or Headhunter or any of our respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Neither we nor Headhunter, nor any of our respective affiliates or representatives, have made or makes any representation to any person regarding the ultimate performance of Headhunter compared to the information contained in the projections, and none of us intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. We acknowledge that the Private Securities Litigation Reform Act of 1995 does not apply to the information set forth in this Offer to Purchase, including the projections set forth in this Section 8.

   Headhunter's common stock is registered under the Exchange Act. Accordingly, Headhunter files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Headhunter's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning Career Holdings and CB Merger Sub, Inc.

   Career Holdings is a Delaware corporation formed by Tribune Company ("Tribune") and KnightRidder.com, Inc., later renamed Knight Ridder Digital, in July 2000 in order to acquire CareerBuilder, Inc. ("CareerBuilder") and CareerPath.com, Inc. ("CareerPath"). Career Holdings acquired the outstanding capital stock of CareerPath and CareerBuilder in August 2000. Shortly thereafter, the CareerPath operations were absorbed by CareerBuilder. CareerBuilder is an online recruitment company and a wholly owned subsidiary of Career Holdings. Knight Ridder Digital is a Delaware corporation in the business of creating and maintaining a variety of online services, including Real Cities, a national network of city and regional destination sites in 55 U.S. markets. Knight Ridder Digital is a wholly owned subsidiary of Knight-Ridder, Inc. Tribune is a Delaware corporation and is one of the country's premier media companies, operating businesses in broadcasting, publishing and on the Internet. Each of Tribune and Knight-Ridder, Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect or copy these reports and other information at the SEC's public reference facilities and they are available for inspection in the same manner as set forth with respect to Headhunter in Section 8.

   Purchaser is a newly formed Georgia corporation organized in connection with the Offer and the Merger, and is a wholly owned subsidiary of Career Holdings.

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

   The principal offices of Career Holdings and Purchaser are located at 10780 Parkridge Blvd., Suite 200, Reston, Virginia 20191, and the telephone number for both Career Holdings and Purchaser is (703) 259-5500.

   Except for Career Holdings' ownership of the outstanding capital stock of CareerPath and CareerBuilder, neither Career Holdings nor Purchaser has any significant assets or liabilities, nor do they engage in activities, other than those incident to their formation and capitalization, Career Holdings' operation of CareerPath and CareerBuilder and the transactions contemplated by the Offer and the Merger.

   The name, citizenship, business address, business telephone number, principal occupation or employment and five-year business history of each of the directors and executive officers of Career Holdings, Purchaser, Tribune and Knight Ridder Digital are described in Schedule I hereto.

10. Source and Amount of Funds.

   Career Holdings estimates that the total amount of funds required to purchase all of the Shares pursuant to the Offer and pay all amounts due with respect to stock options and warrants to purchase Shares as a result of the Offer and the Merger (excluding payment of related fees and expenses) will be approximately $201 million. The Investment Agreement provides that on the date that is two business days prior to the date that Shares are accepted for payment by Purchaser pursuant to the Offer, each of Tribune and Knight Ridder Digital will purchase 1,005,000 shares of preferred stock of Career Holdings at a purchase price of $100 per share. The proceeds of such issuance of shares will be sufficient to provide funds to purchase all of the Shares pursuant to the Offer. The Investment Agreement does not contain any conditions to the funding by the Career Holdings stockholders. See Section 12. The funds required to purchase Shares accepted for payment pursuant to the Offer will be obtained by Purchaser through a capital contribution from Career Holdings. The Offer is not conditioned on obtaining financing.

11. Background of the Offer; Contacts with Headhunter.

   In late June 2001, Robert M. Montgomery, Jr., the Chief Executive Officer of Headhunter, had a telephone call with a senior executive of a party (the "Other Party"), in which such senior executive indicated that the Other Party was interested in discussing a business combination with Headhunter. Subsequent to this telephone call, at a meeting of the Headhunter Board, Mr. Montgomery described his telephone conversation to the Headhunter Board and the Board authorized him to contact CSFB, Headhunter's financial advisor. CSFB then sent to the Other Party a draft confidentiality agreement. On July 4, 2001, the confidentiality agreement was discussed and executed by the Other Party and preliminary meetings were held in Chicago, Illinois on July 5 and 6, 2001.

   On July 11 and 12, 2001, representatives of the Other Party met with representatives of Headhunter in Atlanta, Georgia at the offices of Alston & Bird LLP ("A&B"), counsel to Headhunter, to conduct business, financial and legal due diligence reviews. Thereafter, between July 13 and 26, numerous discussions were held between Headhunter and the Other Party and their respective advisors in connection with due diligence matters.

   On July 27, 2001, the Other Party sent a preliminary, non-binding proposal to Headhunter in which the Other Party proposed to acquire Headhunter in a cash tender offer followed by a merger in which all Headhunter shareholders would be paid $7.00 per share in cash. After consideration of the Other Party's proposal on July 31, 2001, the Headhunter Board directed CSFB to call the Other Party's financial advisor to discuss the proposal and indicate that $7.00 per share was not adequate. After further guidance from the Headhunter Board and management team, on August 1 and 2, 2001, CSFB initiated calls to other potentially interested parties. CSFB contacted a total of seven additional parties on behalf of Headhunter. Among the additional parties contacted during this two-day period were Knight Ridder Digital and Tribune, the parent companies of Career Holdings. The contact with Knight Ridder Digital and Tribune followed a telephone call by Robert McGovern, the Chief Executive Officer of Career Holdings, to Mr. Montgomery.

   On August 3, 2001, Dan Finnigan of Knight Ridder Digital returned the telephone call from CSFB and indicated that they were interested in discussing a business combination with Headhunter and that Knight Ridder Digital would coordinate with Tribune and Career Holdings. Following the telephone call on August 3, 2001,

CSFB forwarded a confidentiality agreement to Mr. Finnigan, to be executed by Career Holdings, and it was agreed that a due diligence review would begin on August 7, 2001 at the offices of A&B in Atlanta. On August 3, 2001, CSFB also had additional discussions with the Other Party's financial advisor in which CSFB reiterated that the Other Party's initial $7.00 per share offer was inadequate.

   On August 4, 2001, CSFB had telephone discussions with Mr. McGovern and with representatives of Updata Capital, Inc. ("Updata"), the financial advisor to Career Holdings, to organize the scheduled due diligence review sessions. The confidentiality agreement was executed by both parties on August 6, 2001, whereupon Headhunter promptly forwarded certain confidential financial information to Career Holdings, Knight Ridder Digital and Tribune. On August 7, 2001, as previously agreed, representatives of Career Holdings, Knight Ridder Digital and Tribune began their due diligence review in A&B's offices in Atlanta.

   Meanwhile, on August 7, 2001, CSFB had additional discussions with the Other Party's financial advisor in which CSFB was informed that the Other Party had increased its offer to $8.00 in cash, but that it wanted Headhunter to negotiate exclusively with the Other Party. Other potential terms were also discussed, including that the Other Party wanted an option to purchase all shares held by ITC Holding Company, Inc. ("ITC"), Headhunter's largest shareholder, and all shares held by directors and executive officers of Headhunter as part of any transaction. CSFB responded to the Other Party's financial advisor that Headhunter was willing to consider a business combination but that $8.00 in cash was still inadequate. On August 9, 2001, the Other Party's financial advisor contacted CSFB and increased its offer to $8.25 per share, provided that Headhunter would agree to certain other terms of the transaction.

   On August 10, 2001, Career Holdings sent a written indication of its interest to acquire Headhunter at $8.50 to $9.00 per share in cash, subject to completion of a due diligence review. On August 13, 2001, after discussions between Updata and CSFB, Career Holdings sent a letter in which it confirmed a revised offer of $9.00 per share in cash. Also, on August 13, 2001, CSFB contacted the financial advisor for the Other Party and told them that Headhunter had now received another all-cash offer at a higher price, that Headhunter was not in a position to agree to an exclusivity arrangement with any party, and that Headhunter hoped the Other Party would remain interested and consider increasing its offer. Later on August 13, 2001, Mr. Montgomery spoke with a senior executive of the Other Party and it was agreed that the Other Party would complete its remaining due diligence review in Atlanta immediately. Finally, on August 13, 2001, as a result of Career Holdings' revised offer, Headhunter gave the ten-day written notice to the Other Party as required under one of Headhunter's contracts with the Other Party (the "Contract") indicating that Headhunter may enter into a change of control transaction. This notice was required under the Contract before Headhunter could enter into a definitive merger or acquisition agreement with any other party.

   From August 14 to 17, 2001, business, financial and legal representatives of both Career Holdings and the Other Party met separately in A&B's offices in Atlanta to complete their due diligence reviews.

   On August 16, 2001, at 8:30 a.m., the Headhunter Board held a meeting in which CSFB updated the Headhunter Board once again on discussions to date with Career Holdings and the Other Party. CSFB also discussed with the Headhunter Board all of the other parties contacted by CSFB about a possible business combination within the past month. A&B also went through a detailed review with the Headhunter Board of its fiduciary duties in the context of the potential transactions it was considering.

   On August 17, 2001, the Headhunter Board met to discuss the draft of a definitive agreement delivered by the Other Party. The Headhunter Board was advised that a draft of a definitive agreement was expected from Career Holdings later that day. The Headhunter Board then discussed the next steps in the negotiations with each of Career Holdings and the Other Party.

   On August 18, 2001, the Other Party sent a letter to Headhunter in which it increased its offer to $8.50 per share in cash and stated that its offer would expire at 11:59 p.m. on Monday, August 20, 2001. On August 19, 2001, at 12:30 p.m., the Headhunter Board again met to discuss the revised offer from the Other Party and the deadline to accept or reject it. Because the Contract included the ten-day notice provision, the Other Party was the only party with whom Headhunter could enter into a definitive agreement for a business combination prior to the expiration of the ten-day notice period on August 24, 2001. As the offer from the Other Party was scheduled to expire on August 20, Headhunter determined to negotiate simultaneously with the Other Party and Career Holdings but informed Career Holdings that it would need to obtain all necessary corporate approvals, negotiate and execute a definitive agreement and deliver such documents to Headhunter in the form of an offer that would remain open until such time as Headhunter could accept it.

   After much discussion among representatives for Headhunter and Career Holdings, Career Holdings increased its offer to $9.25 per share in cash, but indicated it would not be able to obtain the required board approvals by Career Holdings, Knight Ridder Digital and Tribune until August 22, 2001.

   On August 19, 2001, CSFB also contacted the financial advisor for the Other Party and indicated that Headhunter was willing to work with the Other Party to negotiate a definitive agreement, but advised that another party still had made and not withdrawn a higher cash price per share. Finally, on August 19, 2001, at 9:00 p.m., the Headhunter Board met again in order to be updated by its legal and financial advisors on the status of all negotiations with the Other Party and Career Holdings.

   Between August 20 and 22, 2001, the Headhunter Board met repeatedly to review the status of and direct the course of negotiations with the Other Party and Career Holdings. During such time period, Headhunter and its representatives also worked diligently with representatives of both the Other Party and Career Holdings to identify all open issues and negotiate final proposed definitive agreements even though, in the case of the Other Party, the original deadline for the expiration of its offer had passed.

   At 6:00 p.m. on Monday, August 20, 2001, the Headhunter Board met and was updated by its legal and financial advisors on the status of negotiations. The Headhunter Board requested CSFB to seek clarity from each of the bidders about their respective approval processes and timing. In response to questions from directors, A&B once again reviewed with the Headhunter Board its fiduciary obligations under these circumstances. Again at 11:00 p.m. on August 20, 2001, the Headhunter Board met to be updated on the status of contract negotiations with Career Holdings and the Other Party.

   On Tuesday, August 21, 2001, senior executives of Knight Ridder Digital and Tribune each telephoned William H. Scott III, the Chairman of the Board of Directors, to provide assurances that their respective management teams fully supported the transaction and that they believed their respective boards of directors would approve the transaction, but that it was just not possible to have an actual meeting before August 22. At 6:00 p.m. on Tuesday, August 21, 2001, the Headhunter Board met again. It was reported that the required board approvals by Career Holdings, Knight Ridder Digital and Tribune were scheduled for the next day, August 22. Once again, the Headhunter Board discussed with counsel its fiduciary obligations.

   By early evening on Wednesday, August 22, 2001, the proposed definitive agreements between Headhunter and the Other Party and Headhunter and Career Holdings had been substantially negotiated. Each party's proposed definitive agreements provided for an all-cash tender offer and a follow-up merger at the same cash consideration as to be paid in the tender offer. The Other Party's offer stood at $8.50 per share in cash and Career Holdings' offer stood at $9.25 in cash. The proposed definitive agreements of each bidder were substantially the same in most material respects, except that the proposed definitive agreement with the Other Party reflected several issues that had not been finalized, the most important of which was that the Other Party insisted on a stock option agreement from ITC and the Headhunter directors and executive officers and Career Holdings had agreed not to require such an option. ITC, which holds approximately 26.5% of the Headhunter Shares, had steadfastly refused to execute such an option arrangement with either Career Holdings or the Other Party.

   On August 22, 2001, the boards of directors of Career Holdings, Knight Ridder Digital and Tribune each unanimously approved a proposed definitive agreement with Headhunter. Career Holdings executed the definitive agreement on August 22, 2001 and delivered it to Headhunter along with assurances that the offer represented by the executed definitive agreement would remain open for acceptance by Headhunter until early Friday morning, August 24, 2001. At a meeting on the evening of August 22, 2001, the Headhunter Board met again and decided, in view of the offer made by Career Holdings for a deal at $9.25 per share in cash, that it could no longer proceed with the cash proposal of $8.50 from the Other Party. Following its meeting on the evening of August 22, the Headhunter Board instructed CSFB to communicate to the Other Party that Headhunter could not proceed with an offer at $8.50 but would consider a higher offer together with improved terms approved by the board of directors of the Other Party if such an improved offer could be made prior to August 24, 2001.

   CSFB spoke by telephone to the financial advisor for the Other Party on the evening of August 22 and communicated this information. The financial advisor for the Other Party indicated that the Other Party was likely to be unable to reconvene its board of directors to consider a higher bid by August 24, 2001 and, in any event, may not wish to increase its offer under any circumstances.

   On August 23, 2001, at 6:00 p.m., the Headhunter Board met again and reviewed the status and received reports from CSFB and A&B. CSFB also summarized its analysis that had been done in connection with an anticipated request from the Headhunter Board for a fairness opinion about the consideration to be received by the Headhunter shareholders from a financial point of view. CSFB did not, however, deliver its fairness opinion at this meeting.

   At approximately 3:05 a.m. on August 24, 2001, the Headhunter Board convened a meeting. The offer made by Career Holdings was scheduled to expire at 5:00 a.m., Eastern Time, on August 24, 2001. At this meeting CSFB reiterated its fairness opinion analysis from the Headhunter Board meeting the preceding evening and delivered its opinion that the consideration to be received in a transaction with Career Holdings was fair to the Headhunter shareholders from a financial point of view. After discussion and consideration of certain factors and reasons, the Headhunter Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Headhunter shareholders, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that the Headhunter shareholders accept the Offer and tender their Shares pursuant to the Offer. In addition, the Headhunter Board unanimously approved the terms of the Stockholder Agreements.

   Following the meeting of the Headhunter Board, on August 24, 2001, Headhunter, Career Holdings and Purchaser executed the Merger Agreement, and ITC and each of the members of the Headhunter Board executed the Stockholder Agreements.

   On August 24, 2001, prior to the opening of the financial markets, CareerBuilder, Knight Ridder Digital and Tribune issued a press release announcing the execution of the Merger Agreement and the related documents.

   On August 31, 2001, Career Holdings and Purchaser commenced the Offer.

12. The Merger Agreement; The Stockholder Agreements.

  The Merger Agreement.

   The following summary description of the Merger Agreement is qualified in its entirety by reference to the agreement itself, which we have filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC. You may examine and copy the Tender Offer Statement as set forth in
Section 8.

   The Offer. The Merger Agreement provides for the commencement of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares validly tendered pursuant to the Offer is subject to the Minimum Condition, the HSR Condition and the prior satisfaction or waiver by us of the conditions to the Offer set forth in Section 15 hereof. The Merger Agreement provides that, without the prior written consent of Headhunter, we will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price,
(iii) impose additional conditions to the Offer other than the conditions set forth in Section 15 or amend any material term of the Offer in any manner adverse to holders of Shares, (iv) except as described in the next two paragraphs, extend the expiration date of the Offer, (v) change the form of consideration payable in the Offer or (vi) amend or waive the Minimum Condition.

   We have agreed with Headhunter that we will not extend the Offer without the consent of Headhunter; provided, however, that without the consent of Headhunter, (i) we may extend the Offer as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof), (ii) if, immediately prior to the scheduled expiration date of the Offer (as it may be extended), any condition to the Offer has not been satisfied or waived, we may, in our sole discretion, extend the expiration date of the Offer for one or more periods (not in excess of 10 business days each), (iii) if, immediately prior to the scheduled expiration date of the Offer (as it may be extended), the Shares validly tendered and not properly withdrawn pursuant to the Offer constitute at least the Minimum Condition but less than 90% of the outstanding Shares, we may, in our sole discretion, extend the Offer for one or more periods not to exceed an aggregate of five business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer, (iv) we may extend the Offer in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC, or (v) in our sole discretion, we may extend the Offer for any other reason for one or more periods not to exceed an aggregate of five business days.

   We have also agreed with Headhunter that if, at any scheduled expiration date of the Offer, the HSR Condition or any of the events set forth in paragraphs (a) or (b) of Section 15 shall have occurred and be continuing and Headhunter is contesting that event as required by the Merger Agreement, then we will extend the Offer from time to time, provided that in no event shall we be required to extend the Offer beyond November 7, 2001.

   The Merger. If the Offer is consummated, the Merger Agreement provides that Purchaser shall merge with and into Headhunter following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. As a result of the Merger, the separate corporate existence of Purchaser will cease and Headhunter will continue as the Surviving Corporation.

   At the effective time of the Merger (the "Effective Time"), (i) the Articles of Incorporation, as amended, of Headhunter shall be the Articles of Incorporation of the Surviving Corporation, (ii) the Bylaws of Purchaser shall be the Bylaws of the Surviving Corporation, (iii) the directors of Purchaser shall become the directors of the Surviving Corporation and (iv) the officers of Purchaser shall become the officers of the Surviving Corporation.

   Headhunter has agreed that it will, at our request, as soon as practicable following the purchase of Shares pursuant to the Offer, (i) prepare and file with the SEC a proxy statement relating to the Merger Agreement and to respond to any comments of the SEC and its staff and to cause the proxy statement to be mailed to its shareholders as promptly as practicable after responding to all such comments to the satisfaction of the staff and (ii) convene a meeting of its shareholders for the purpose of considering the approval of the Merger Agreement and the Merger. If Purchaser or any other subsidiary of Career Holdings owns at least 90% of the outstanding Shares, Career Holdings, Purchaser and Headhunter shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of the shareholders of Headhunter, in accordance with Section 14-2-1104 of the GBCC.

   Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Headhunter or the holders of any securities of Purchaser or Headhunter, each Share (other than Shares held in the treasury of Headhunter, or owned by Career Holdings or Purchaser, and other than Shares owned by shareholders, if any, who are entitled to and who properly perfect dissenters' rights under the GBCC) shall be automatically cancelled and extinguished and be converted into the right to receive from the Surviving Corporation, in cash, the Merger Consideration. Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of Purchaser, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

   The Merger Agreement provides that Career Holdings, the Surviving Corporation or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts as Career Holdings or such paying agent reasonably determines it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any other applicable law.

   Representations and Warranties. In the Merger Agreement, Headhunter has made customary representations and warranties to Career Holdings and Purchaser. The representations and warranties of Headhunter relate, among other things, to organization, standing and power, and subsidiaries; capitalization; authority, absence of conflicts, and required consents and filings; SEC filings, financial statements and information provided; absence of undisclosed liabilities; absence of certain changes or events; taxes; real properties; intellectual property; agreements, contracts and commitments; litigation and product liability; environmental matters; employee benefit plans; compliance with laws; permits; labor matters; insurance; affiliate transactions; assets; warranty; customers and suppliers; opinion of financial advisor; rights agreement; and brokers.

   Purchaser and Career Holdings have also made customary representations and warranties to Headhunter. Representations and warranties of Purchaser and Career Holdings relate, among other things, to their organization, good standing and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required filings and consents and absence of conflicts; information provided; interim operations of Purchaser; and financing.

   Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement in accordance with its terms or the Effective Time, Headhunter shall, and shall cause each of its subsidiaries to, act in the ordinary course of business, and use commercially reasonable efforts to maintain and preserve its and each subsidiary's business organization, assets, and properties, keep available the services of its present officers and employees and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. In addition, during that period, Headhunter shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Career
Holdings:

      (a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of Headhunter to its parent); (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities;

      (b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of Shares upon the exercise of stock options or warrants outstanding on the date of the Merger Agreement in accordance with their present terms);

      (c) amend its articles of incorporation, by-laws or other comparable charter or organizational documents, except as expressly provided by the Merger Agreement;

      (d) acquire (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) acquire any assets that are material, in the aggregate, to Headhunter and its subsidiaries, taken as a whole, except purchases of inventory and components in the ordinary course of business;

      (e) except in the ordinary course of business, sell, lease, license, pledge or otherwise dispose of or encumber any of properties or assets of Headhunter or its subsidiaries;

      (f) whether or not in the ordinary course of business, sell, dispose of, or otherwise transfer any assets material to Headhunter and its subsidiaries, taken as a whole (including any accounts, leases, contracts or intellectual property or any assets or the stock of any subsidiaries, but excluding the sale or non-exclusive license of products in the ordinary course of business);

      (g) adopt or implement any shareholder rights plan or, except as provided in the Merger Agreement, alter or further amend the Rights Agreement or the Rights;

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

      (h) enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of Headhunter or any of its subsidiaries;

      (i) (i) except as permitted under the Merger Agreement, incur or suffer to exist any indebtedness for borrowed money other than such indebtedness reflected on the balance sheet of Headhunter as of June 30, 2001 or guarantee any such indebtedness of another person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Headhunter or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing,
   (iii) make any loans, advances (other than routine advances to employees of Headhunter in the ordinary course of business) or capital contributions to, or investments in, any other person, other than Headhunter or any of its direct or indirect wholly owned subsidiaries, or (iv) enter into any hedging agreement or other financial agreement or arrangement fluctuations in commodities prices or exchange rates;

      (j) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $500,000 in the aggregate for Headhunter and its subsidiaries, taken as a whole;

      (k) make any change in accounting methods, principles or practices, except insofar as may have been required by a change in generally accepted accounting principles or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

      (l) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business or in accordance with their terms as in effect on the date of the Merger Agreement, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Headhunter included in any reports, registration statements, forms and other documents filed by Headhunter with the SEC prior to the date of the Merger Agreement (to the extent so reflected or reserved against) or incurred since the date of such financial statements in the ordinary course of business, or (ii) waive any material benefits of, modify in any adverse respect, fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreements to which Headhunter or any of its subsidiaries is a party;

      (m) modify, amend or terminate any material contract or agreement to which Headhunter or any of its subsidiaries is party, other than modifications, terminations or amendments reflected on the disclosure schedules provided by Headhunter to Career Holdings and Purchaser, or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Headhunter or any of its subsidiaries);

      (n) (i) except in the ordinary course of business, enter into any contract or agreement relating to the rendering of services or the distribution, sale or marketing by third parties of the products of, or products licensed by, Headhunter or any of its subsidiaries or (ii) license any material intellectual property rights to or from any third party, other than non-exclusive licenses which may not be canceled without penalty by Headhunter or its subsidiaries upon written notice of 30 days or less;

      (o) except as required to comply with applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement, (i) take any action with respect to, adopt, enter into, terminate or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement, (ii) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director, officer, key employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or any restricted stock awards (with certain exceptions), (iv) pay any material benefit not currently provided for under any benefit plan, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan,

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

   including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (vi) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

      (p) make or rescind any tax election, settle or compromise any tax liability or amend any tax return;

      (q) commence any offering of Shares pursuant to the Headhunter's 2000 Employee Stock Purchase Plan;

      (r) initiate, compromise or settle any material litigation or arbitration proceeding;

      (s) open or close any material facility or office;

      (t) fail to maintain insurance at levels substantially comparable to levels existing as of the date of the Merger Agreement;

      (u) fail to pay accounts payable and other obligations in the ordinary course of business; or

      (v) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action which would cause any representation or warranty of Headhunter set forth in the Merger Agreement to be inaccurate under the applicable standard set forth in paragraph (e) of
   Section 15 of this Offer to Purchase, or would materially impair or prevent the satisfaction of any conditions set forth in Section 15 of this Offer to Purchase or set forth below under "--Conditions Precedent".

   No Solicitation. Under the Merger Agreement, neither Headhunter nor any of its subsidiaries shall, and Headhunter shall cause its or their directors, officers, employees, investment bankers, attorneys, accountants or other agents, advisors or representatives not to, directly or indirectly (i) solicit, initiate, participate in, or encourage or take any other action which facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below) or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal. Notwithstanding the foregoing, prior to the acceptance for payment of any Shares pursuant to the Offer, Headhunter may, to the extent required by the fiduciary obligations of the Headhunter Board, as determined in good faith by the Headhunter Board after consultation with outside counsel, in response to an unsolicited Superior Proposal (as defined below) and subject to Headhunter's compliance with its requirement to provide notice to Career Holdings of any Acquisition Proposal, (x) furnish information with respect to Headhunter to the person making such Superior Proposal pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations with such person regarding any Superior Proposal.

   The Merger Agreement provides that the Headhunter Board shall recommend the Offer and the Merger to the Headhunter shareholders, and neither the Headhunter Board nor any committee thereof shall (i) except as otherwise permitted by the Merger Agreement, withdraw or modify, or propose to withdraw or modify, in a manner adverse to Career Holdings or Purchaser, the approval or recommendation by the Headhunter Board or any such committee of the Merger Agreement, the Offer or the Merger; (ii) cause or permit Headhunter to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an "Acquisition Agreement") constituting or relating to any Acquisition Proposal; or (iii) adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing, prior to the acceptance and payment of Shares pursuant to the Offer and from the third business day following Career Holdings' receipt of written notice advising Career Holdings that the Headhunter Board has decided to accept a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, the Headhunter Board may, in response to an unsolicited Superior Proposal, withdraw or modify the recommendation by the

Headhunter Board of the Merger Agreement, the Offer or the Merger or terminate the Merger Agreement, if the Headhunter Board determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations (and concurrently therewith causes Headhunter to enter into an Acquisition Agreement with respect to such Superior Proposal). Nothing shall be deemed to permit Headhunter to take any action described in clauses (ii) or (iii) of the first sentence of this paragraph unless it has terminated the Merger Agreement and paid to Career Holdings the Termination Fee (as defined below).

   The Merger Agreement requires that Headhunter shall immediately advise Career Holdings orally, with written confirmation to follow within 24 hours, of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or any inquiry with respect to, or that could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the person making any such Acquisition Proposal or inquiry. Headhunter shall not provide any information to or participate in discussions or negotiations with the person or entity making any Superior Proposal until two business days after Headhunter has first notified Career Holdings of such Acquisition Proposal as required by the preceding sentence. Headhunter shall (i) keep Career Holdings informed of the status and details (including any change to the terms) of any such Acquisition Proposal or inquiry, and (ii) if Career Holdings shall make a counterproposal, consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal. Contemporaneously with providing any information to a third party in connection with any such Superior Proposal or inquiry, Headhunter shall furnish a copy of such information to Career Holdings.

   Nothing contained in the Merger Agreement shall be deemed to prohibit Headhunter from taking and disclosing to its shareholders a position with respect to a tender or exchange offer by a third party required pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that, except as set forth above, in no event shall the Headhunter Board or any committee thereof withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger or adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal.

   For purposes of the Merger Agreement, "Acquisition Proposal" means (i) any inquiry, proposal or offer for a merger, consolidation, dissolution, sale of substantial assets, tender offer, recapitalization, share exchange or other business combination involving Headhunter or any of its subsidiaries, (ii) any proposal for the issuance by Headhunter or any of its subsidiaries of over 15% of its equity securities (provided that, so long as the Stockholder Agreements are in full force and effect without material breach thereof solely for purposes of paragraph (c) under "--Fees and Expenses" below, such percentage shall be 40% of its equity securities) or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 15% (provided that, so long as the Stockholder Agreements are in full force and effect without material breach there of solely for purposes of paragraph (c) under "--Fees and Expenses" below, such percentage shall be 40%) of the equity securities or consolidated total assets of Headhunter, in each case other than the transactions contemplated by the Merger Agreement.

   Also for purposes of the Merger Agreement, "Superior Proposal" means any unsolicited, bona fide written proposal made by a third party to acquire substantially all the equity securities or assets of Headhunter, pursuant to a tender or exchange offer, a merger, or a sale of its assets, (i) on terms which the Headhunter Board determines, at a duly constituted meeting of the Headhunter Board or by unanimous written consent, in its reasonable good faith judgment to be reasonably likely to be more favorable, both financially and otherwise, to the holders of Shares than the transactions contemplated by the Merger Agreement (after receiving the advice of Headhunter's independent financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Merger), taking into account all the terms and conditions of such proposal and the Merger Agreement (including any proposal by Career Holdings to amend the terms of the Merger Agreement) and (ii) that in the good faith judgment of the Headhunter Board (after consultation with outside counsel) is reasonably capable of being completed timely on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of the Headhunter Board, as expressed in a resolution adopted at a duly constituted meeting (based on the advice of Headhunter's independent financial advisor), is reasonably capable of being obtained by such third party.

   Stock Options and Warrants. Pursuant to the Merger Agreement, Headhunter shall adjust the terms of all outstanding stock options and warrants to provide that each stock option and warrant outstanding shall be canceled in exchange for a cash payment by Headhunter at the Effective Time of an amount equal to
(i) the excess, if any, of (x) the Merger Consideration per Share over (y) the exercise price per Share subject to such stock option or warrant, multiplied by
(ii) the number of Shares subject to such stock option or warrant. Headhunter shall use its best efforts to obtain all necessary consents of the holders of the stock options and warrants necessary to effectuate this cancellation.

   Headhunter's stock plans shall terminate as of the Effective Time, and the provisions in any other of Headhunter's employee plans providing for the issuance, transfer or grant of any Headhunter capital stock or any interest in respect of any Headhunter capital stock shall terminate and be deleted as of the Effective Time or (if permissible) at Purchaser's request, upon the initial acceptance of the Shares pursuant to the Offer, and Headhunter shall ensure that following the Effective Time no holder of a stock option or any participant in any stock plan or other employee plan shall have any right thereunder to acquire any capital stock of Headhunter.

   Headhunter has agreed that, as soon as practicable following the date of the Merger Agreement, the Headhunter Board or, if appropriate, any committee administering Headhunter's 2000 Employee Stock Purchase Plan, shall, if permitted by the terms of such plan, adopt such resolutions or take such actions as are required to (i) cancel all options under such plan and (ii) terminate such plan prior to the Effective Time and return all payroll deductions credited to the participants in such plan entitled thereto.

   Convertible Debt. The Merger Agreement provides that Headhunter shall take all actions necessary to block the conversion into Shares of any unpaid principal and interest outstanding under the Omnicom Credit Agreement. Headhunter shall repay all unpaid amounts of principal and interest under the Omnicom Credit Agreement in full prior to the Effective Time and Career Holdings shall provide financing to Headhunter on commercially reasonable terms in amounts sufficient to satisfy such obligation to Omnicom. See Section 13 for more information on recent developments concerning the Omnicom Credit Agreement.

   Indemnification. Pursuant to the Merger Agreement, for a period of six years from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding, or investigation, whether civil, criminal, or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of the Merger Agreement, a director or officer of Headhunter (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer, or employee of Headhunter, or (ii) the Merger Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any liability (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding, or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law in form and substance which is reasonably satisfactory to the Surviving Corporation), judgments, fines, and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding, or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding, or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them; provided, however, that (a) the Surviving Corporation shall have the right to assume the defense thereof and upon such assumption the Surviving Corporation shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain one (but only one) counsel reasonably satisfactory to them and the Surviving Corporation, and in such instance the Surviving Corporation shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (b) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, and (c) the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

   Under the Merger Agreement, the Surviving Corporation agrees that all rights to indemnification and all limitations on liability existing in favor of the directors, officers, and employees of Headhunter and its subsidiaries as provided in their respective articles of incorporation, bylaws, or similar governing instruments as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six years after the Effective Time; provided, further, however, that nothing contained in this section shall be deemed to preclude the liquidation, consolidation, or merger of Headhunter or any subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation, or merger. Without limiting the foregoing, in any case in which approval by the Surviving Corporation is required to effectuate any indemnification, Career Holdings shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made after consultation with independent counsel mutually agreed upon between the Surviving Corporation and the Indemnified Party.

   Pursuant to the Merger Agreement, Career Holdings, from and after the Effective Time, will directly or indirectly cause the persons who served as directors or officers of Headhunter at or before the Effective Time to be covered by Headhunter's existing directors' and officers' liability insurance policy (provided that Career Holdings may substitute therefor policies of substantially similar coverage and amounts containing terms and conditions which are not less advantageous than such policy), provided that Career Holdings shall not be required to pay an annual premium for such insurance in excess of 200% of the last annual premiums paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount. Such insurance coverage shall commence at the Effective Time and will be provided for a period of no less than six years after the Effective Time.

   Board Representation. The Merger Agreement provides that promptly after such time as Purchaser purchases Shares pursuant to the Offer, Purchaser will be entitled to designate at its option up to that number of directors of the Headhunter Board, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of Headhunter's directors designated by Purchaser equal to the percentage of the aggregate voting power of the Shares held by Career Holdings or any of its subsidiaries; provided, however, that in the event that Purchaser's designees are elected to the Headhunter Board, until the Effective Time the Headhunter Board shall have at least two directors who were directors of Headhunter on the date of the Merger Agreement and who are not officers of Headhunter (the "Independent Directors"). If the number of Independent Directors shall be reduced below two for any reason, the Independent Director shall designate an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of Headhunter shall designate two persons to fill such vacancies who shall not be directors, officers, employees or affiliates of Career Holdings or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the time that Purchaser's designees to the Headhunter Board constitute a majority of the Headhunter Board and prior to the Effective Time, any amendment or modification of the Merger Agreement, any termination of the Merger Agreement by Headhunter, any extension by Headhunter of the time for the performance of any of the obligations or other acts of Career Holdings or Purchaser or any waiver of any condition to Headhunter's obligations under the Merger Agreement or any of Headhunter's rights under the Merger Agreement will require the concurrence of at least one of the Independent Directors. Headhunter shall take all action requested by Career Holdings to effect any such election, including mailing to its shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and

Headhunter agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Purchaser shall have provided to Headhunter on a timely basis all information required to be included in the Information Statement with respect to Purchaser's designees). In connection with the foregoing, Headhunter will promptly, at the option of Career Holdings, either increase the size of the Headhunter Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Headhunter Board as provided above.

   Beneficiary of the Investment Agreement. Pursuant to the Merger Agreement, Career Holdings has agreed that Headhunter is an express third party beneficiary of the Investment Agreement dated as of August 24, 2001 (the "Investment Agreement") between Career Holdings, Tribune and Knight Ridder Digital for purposes of enforcing its rights against Career Holdings pursuant to the Merger Agreement. See " -- The Investment Agreement."

   Rights Agreement. As required by the Merger Agreement, Headhunter has amended the Rights Agreement and has agreed to take all other action necessary or appropriate so that the execution, delivery and performance of the Merger Agreement and/or the Stockholder Agreements do not and will not result in the ability of any person to exercise any of the Rights under the Rights Agreement or enable or require the Rights issued thereunder to separate from the shares of Company Common Stock to which they are attached or to be triggered or become exercisable or cease to be redeemable.

   Conditions Precedent. The respective obligations of each party to effect the Merger are subject to the satisfaction (or waiver by each party) prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the shareholders of Headhunter (unless the vote of shareholders is not required under the GBCC) as required by the GBCC and Headhunter's Articles of Incorporation; (ii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer; and (iv) no temporary restraining order, preliminary or permanent injunction or other order, decree or ruling issued by a court or by any governmental entity nor any statute, rule, regulation or executive order promulgated or enacted by any governmental entity shall be in effect, which would make the acquisition or holding by Career Holdings or its subsidiaries of the Shares illegal or otherwise prevent the consummation of the Merger.

   Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the shareholders of Headhunter, as follows:

      (a) by mutual written consent of Career Holdings and Headhunter;

      (b) by either Career Holdings or Headhunter: (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in Section 15 of this Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (y) Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to November 20, 2001, provided that if on such date each of the conditions to the Offer as set forth in Section 15 of this Offer to Purchase other than the HSR Condition (as defined below) has been fulfilled or is capable of being fulfilled, then such date shall be extended to January 20, 2002 (provided that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to fulfill any obligations under the Merger Agreement results in the failure of the Offer to be consummated), or
   (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable;

      (c) by Career Holdings prior to the purchase of Shares pursuant to the Offer (i) in the event of a breach by Headhunter of any representation, warranty, covenant or other agreement contained in the Merger Agreement which would give rise to the failure of the Offer conditions described in paragraph (e) or (f) of

   Section 15 and cannot be or has not been cured within 20 days after the giving of written notice to Headhunter or (ii) if Career Holdings is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (g) of Section 15 or if Headhunter breaches its obligations set forth above under "--No Solicitation";

      (d) by Headhunter in connection with entering into a definitive agreement for a Superior Proposal as set forth above under "--No Solicitation", provided that Headhunter has complied with all provisions of that section of the Merger Agreement, including the notice section, and makes simultaneous payment of Expenses (as defined below) and the Termination Fee as provided below under "--Fees and Expenses"; or

      (e) by Headhunter prior to the purchase of Shares pursuant to the Offer if Career Holdings or Purchaser breaches or fails to perform in any material respect any of their respective representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform materially impairs Career Holding's and Purchaser's ability to consummate the Offer or the Merger and which breach or failure to perform cannot be or has not been cured within 20 days after the giving of written notice to Career Holdings of such breach.

   In the event of a termination of the Merger Agreement by either Headhunter or Career Holdings, there shall be no liability or obligation on the part of Career Holdings, Purchaser or Headhunter (except for certain provisions pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) other than for liability for any willful or intentional breach of the Merger Agreement or for fraud.

   Fees and Expenses. Except as provided in the Merger Agreement, all fees and expenses incurred in connection with the Offer, the Merger and the Merger Agreement shall be paid by the party incurring such fees and expenses.

   The Merger Agreement provides that Headhunter will pay in same day funds to Career Holdings the following amounts under the circumstances and at the times set forth as follows:

      (a) if Career Holdings terminates the Merger Agreement in accordance with the provisions described in clause (c)(ii) under "--Termination" above, Headhunter shall pay a $8,000,000 termination fee, less the aggregate amount of Expenses paid to Career Holdings pursuant to the Merger Agreement (the "Termination Fee") within one business day following such termination;

      (b) if Headhunter terminates the Merger Agreement in accordance with the provision described in clause (d) under "--Termination" above, Headhunter shall pay the Termination Fee within one business day following such termination; or

      (c) if Career Holdings terminates the Merger Agreement in accordance with the provisions described in clause (c)(i) under "--Termination" above, and after the date of the Merger Agreement and prior to such termination an Acquisition Proposal shall have been made (x) Headhunter shall pay the Expenses (as defined below) of Career Holdings upon demand, and (y) if concurrently therewith or within nine months thereafter, Headhunter enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, Headhunter shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Acquisition Proposal.

   For purposes of the Merger Agreement, "Expenses" means documented out-of-pocket fees and expenses incurred or paid by or on behalf of Career Holdings and/or Purchaser in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, investment banking firms, accountants, experts and consultants to Career Holdings and/or Purchaser.

  The Confidentiality Agreement.

   The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which we have filed as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC, which you may examine and copy as set forth in
Section 8.

   Headhunter and CareerBuilder entered into a Confidentiality Agreement dated August 6, 2001 (the "Confidentiality Agreement"). The Confidentiality Agreement applies to confidential information (as that term is defined in the Confidentiality Agreement) exchanged for the purpose of evaluating a possible transaction such as the Merger. The Confidentiality Agreement provides that none of the parties shall disclose confidential information provided to it by another party and that each party shall use confidential information provided to it by another party only for the purpose of evaluating the possible transaction. Each party agrees that, without the consent of the other party, it shall not (i) communicate with any employee of the other party concerning the possible transaction, (ii) discuss with or offer to any third party an equity participation in the possible transaction and (iii) solicit any person who is employed by the other party in an executive or management level position or otherwise considered to be a key employee for a period of one year. In addition, each party agrees for one year not to act or seek to control or influence the management of the other party. The parties are bound by the provisions of the Confidentiality Agreement until August 6, 2002.

  The Stockholder Agreements.

   The following summary description of the Stockholder Agreements is qualified in its entirety by reference to the Stockholder Agreements themselves, which we have filed as exhibits to the Tender Offer Statement on Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 8.

   Career Holdings and Purchaser entered into Stockholder Agreements dated August 24, 2001 (the "Stockholder Agreements") with each of the following shareholders of Headhunter: William H. Scott, III, Burton B. Goldstein, Jr., Robert M. Montgomery, Michael G. Misikoff, J. Douglas Cox, Kimberly E. Thompson and ITC Holding Company, Inc. (the "Tendering Shareholders"). The Tendering Shareholders have agreed to tender 5,524,966 Shares in the Offer, consisting of approximately 27.1% of the total number of Shares issued and outstanding as of August 28, 2001.

   Pursuant to the Stockholder Agreements, each Tendering Shareholder has agreed that, (a) if necessary, such Tendering Shareholder shall vote the Subject Shares (as defined in the Stockholder Agreements) held by such Tendering Shareholder in favor of the Merger and the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to adversely affect such Tendering Shareholder; (b) if necessary, such Tendering Shareholder shall vote the Subject Shares held by such Tendering Shareholder against: (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Headhunter or any other Acquisition Proposal or (ii) any amendment of Headhunter's articles of incorporation or by-laws or other proposal or transaction involving Headhunter or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) such Tendering Shareholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of any or all of the Subject Shares or any interest therein or (ii) grant any other proxy, power-of-attorney or other authorization in or with respect to the Subject Shares; (d) such Tendering Shareholder shall not, and shall not permit any investment banker, attorney or other adviser or representative of the Tendering Shareholder to (i) directly or indirectly solicit, initiate or encourage the submission of any Acquisition Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquires or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal in any manner inconsistent with the provisions of the Merger Agreement, except as permitted by the Merger Agreement; and (e) the Tendering Shareholder shall tender and not withdraw the Subject Shares. The Stockholder Agreements terminate upon the earlier of (i) the Effective Time and
(ii) a termination of the Merger Agreement in accordance with its terms.

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  The Investment Agreement.

   On August 24, 2001, the stockholders of Career Holdings (Knight Ridder Digital, Tribune, Robert J. McGovern and James Winchester) and Career Holdings entered into the Investment Agreement pursuant to which each of Tribune and Knight Ridder Digital agreed to purchase 1,005,000 shares of preferred stock of Career Holdings at a purchase price of $100 per share. The proceeds of such issuance will be sufficient to provide funds to purchase all of the Shares pursuant to the Offer. The Investment Agreement does not contain any conditions to the purchase of shares by the Knight Ridder Digital and Tribune. The Investment Agreement provides that it may not be terminated while the Merger Agreement is in effect and that Headhunter is an express beneficiary of the obligations of the parties under the Investment Agreement.

  Statutory Requirements.

   In general, under the GBCC, a merger of two Georgia corporations requires that the board of directors of each of the corporations adopt a plan of merger containing certain specified provisions and that the board, unless there exists a conflict of interest or other special circumstances, recommend the plan to the shareholders. The plan of merger must then be approved by the shareholders of each corporation by the affirmative vote of the holders of a majority of all the outstanding shares of stock entitled to vote on the merger. The Shares are the only securities of Headhunter which entitle the holders thereof to voting rights.

   The GBCC also provides that if a parent corporation owns at least 90% of each class of stock of a subsidiary that is outstanding and entitled to vote on a merger, the parent corporation can effect a short-form merger (a "Short-Form Merger") with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Purchaser acquires or controls the voting power of at least 90% of the Shares, Purchaser could, and intends (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other shareholder of Headhunter. Pursuant to the Merger Agreement, under certain circumstances, we could extend the Offer for a limited period of time in order to receive tenders of at least 90% of the issued and outstanding Shares to enable us to effect a Short-Form Merger. See "--The Merger Agreement--The Offer."

  Dissenters' Rights.

   No dissenters' rights are available in connection with the Offer. However, if the Merger is submitted to the shareholders for approval or is consummated by the Headhunter Board without shareholder approval being required, shareholders will have certain rights under Article 13 of the GBCC, including the right to dissent, and the right to demand and receive payment in cash of the fair value of their Shares. Such dissenters' rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares immediately before the effectuation of the Merger (excluding any change in value arising in anticipation of the Merger) and a judgment requiring payment of the fair value in cash to such dissenting holders for their Shares. In addition, such dissenting shareholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Any determination of the fair value of Shares in a court proceeding could be based upon considerations other than, or in addition to, the Offer Price and the market value of the Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any court proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration.

  Transactions and Arrangements Concerning the Shares.

   Except as set forth elsewhere in this Offer to Purchase or in Schedule I hereto: (i) neither Career Holdings, Purchaser nor, to Career Holdings' or Purchaser's knowledge, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Career Holdings' or Purchaser's or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Headhunter, (ii) neither Career Holdings, Purchaser nor, to Career Holdings' or Purchaser's knowledge, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Headhunter during the past 60 days, and (iii) neither

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

Career Holdings, Purchaser nor, to Career Holdings' or Purchaser's knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Headhunter (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

13. Purpose of the Offer; Plans for Headhunter.

   The purpose of the Offer and the Merger is for Career Holdings and its subsidiaries to acquire all of the outstanding Shares. Upon the consummation of the Merger, Headhunter will become a wholly owned subsidiary of Career Holdings. The acquisition of Shares has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Headhunter from the public shareholders to Career Holdings and provide Headhunter's shareholders with cash for all of their Shares.

   Pursuant to the Merger Agreement, upon completion of the Offer, we intend to effect the Merger in accordance with the Merger Agreement. See Section 12.

   Except as otherwise described below in this Section or elsewhere in this Offer to Purchase, we have no current plans or proposals or negotiations which relate to or would result in: (i) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Headhunter; (ii) any purchase, sale or transfer of a material amount of assets of Headhunter; (iii) any material change in the present dividend policy or indebtedness of Headhunter; (iv) any change in the management of Headhunter or any change in any material term of the employment contract of any executive officer of Headhunter; (v) any other material change in Headhunter's corporate structure or business; (vi) the Shares ceasing to be authorized for quotation on Nasdaq; or (vii) the Shares becoming eligible to termination of registration under Section 12(c)(4) of the Exchange Act.

   Currently, Headhunter has $10.0 million in convertible subordinated debt outstanding under its Amended and Restated Credit Agreement, dated February 27, 2001, between Headhunter and Omnicom Finance, Inc. ("OFI"), as amended by the Amendment to Amended and Restated Credit Agreement dated May 10, 2001 (the "Omnicom Credit Agreement"). Pursuant to the Merger Agreement, Headhunter is required to repay all unpaid amounts of principal and interest under the Omnicom Credit Agreement in full prior to the Effective Time.

   Further, but subject to certain restrictions based on the trading price of Headhunter's common stock, OFI has the right to convert outstanding principal and unpaid interest into shares of Headhunter's common stock at the "Applicable Conversion Price" (as defined in the Omnicom Credit Agreement). Headhunter has the right to block such conversion rights of OFI by delivering a blockage notice to OFI within 5 business days of receipt of the OFI conversion notice and repaying the amount OFI desires to be converted no later than 10 business days after delivery of the blockage notice to OFI. The Merger Agreement provides that Headhunter shall take all actions necessary to block any attempted conversion by OFI.

   On August 28, 2001, OFI delivered notice to Headhunter that it was exercising its conversion rights in connection with all amounts outstanding under the Omnicom Credit Agreement as of such date. On August 31, 2001, Headhunter delivered a notice to OFI that it was exercising its right to block OFI's conversion rights. Under the Merger Agreement, Career Holdings has agreed to provide financing to Headhunter on commercially reasonable terms in light of the nature of the transactions proposed under the Merger Agreement in an amount necessary to enable Headhunter to repay the Omnicom Credit Agreement prior to the Effective Time or to effect a conversion blockage. As a result of Headhunter's delivery of the conversion blockage notice to OFI, Career Holdings intends to extend the necessary financing to Headhunter to repay the Omnicom Credit Agreement in full no later than September 17, 2001.

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

   Headhunter also has $5.0 million of indebtedness outstanding under a Loan and Security Agreement with Wachovia Capital Investments, Inc. ("Wachovia") dated May 10, 2001 (the "Wachovia Credit Agreement"). Under the Wachovia Credit Agreement, the purchase by a third party of 30% or more of Headhunter's capital stock constitutes a "Change in Control" and an event of default which would permit Wachovia to accelerate the indebtedness of Headhunter thereunder. The consummation of the transactions contemplated by the Merger Agreement would constitute a "Change in Control" requiring that Headhunter must repay all indebtedness under the Wachovia Credit Agreement at the time of the closing of the Offer.

   The Wachovia Credit Agreement constitutes senior debt of Headhunter and the Omnicom Credit Agreement is subordinated to the Wachovia Credit Agreement pursuant to customary subordination provisions. Upon the occurrence of an event of default under the Wachovia Credit Agreement, Wachovia may block payments under the Omnicom Credit Agreement, subject to the conversion rights of OFI described above. In addition, Headhunter's repayment of amounts outstanding under the Omnicom Credit Agreement would also constitute an event of default under the Wachovia Credit Agreement, unless Wachovia consents to such repayment.

   In addition, we may initiate a review of Headhunter and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of Headhunter and Career Holdings.

14. Dividends and Distributions.

   The Merger Agreement provides that Headhunter shall not, without the prior written consent of Career Holdings, (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of Headhunter to its parent); (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options to acquire any such shares or other securities.

15. Conditions of the Offer.

   Notwithstanding any other provisions of the Offer or the Merger Agreement, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) prior to the expiration date of the Offer, (x) the Minimum Condition shall not have been satisfied or (y) the HSR Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement and prior to the expiration date of the Offer, any of the following conditions shall exist and be continuing:

      (a) there shall be threatened in writing, instituted or pending any suit, action or proceeding by any Governmental Entity (as defined in the Merger Agreement) (i) seeking to challenge, or which could reasonably be expected to make illegal or otherwise restrain, prohibit or make materially more costly, the transactions contemplated by the Merger Agreement or the Stockholder Agreements, including the Offer and the Merger, or seeking to obtain from Headhunter or (to the extent it relates to the transactions contemplated by the Merger Agreement or the Stockholder Agreements, including the Offer or the Merger) Career Holdings or any of its affiliates, any material damages, (ii) seeking to prohibit or limit the ownership or operation by Headhunter, Career Holdings or Purchaser of all or any material portion of the business or assets of Headhunter and its subsidiaries taken as a whole or (to the extent it relates to the transactions contemplated by the Merger Agreement or the Stockholder Agreements, including the Offer or the Merger) of Career Holdings and its affiliates,
   (iii) seeking to compel Headhunter, Career Holdings or Purchaser to dispose of or to hold separate all or any material portion of the business or assets of Headhunter or any of its subsidiaries taken as a whole or (to the extent it relates to the transactions contemplated by the Merger Agreement or the Stockholder Agreements, including the Offer or the Merger) of Career Holdings or any of its affiliates, (iv) seeking to impose any material limitation on the ability of Headhunter, Career Holdings or Purchaser to conduct the business or own a material portion of the assets of Headhunter and its subsidiaries taken as a whole, or (to the extent it relates to the transactions contemplated by the Merger Agreement or Stockholder Agreements, including the Offer or the Merger) of Career Holdings or any of its affiliates, (v) seeking to impose limitations on the ability of Career Holdings or Purchaser to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote such Shares on all matters properly presented to Headhunter's shareholders, (vi) seeking to require divestiture by Career Holdings or Purchaser of all or any of the Shares, (vii) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase all of the Shares pursuant to the Offer and the Merger, or (viii) that otherwise has resulted in, or could reasonably be expected to result in, a Material Adverse Effect (as defined below);

      (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, promulgated, entered, enforced, amended or issued, by any Governmental Entity, which is applicable to or deemed applicable to (i) Career Holdings, Purchaser, Headhunter or any subsidiary of Headhunter or (ii) the Offer, the Merger, the Merger Agreement or the Stockholder Agreements, other than the routine application to the Offer, the Merger or the transactions contemplated by the Stockholder Agreements of the waiting period provisions under the HSR Act, that result in, or could reasonably be expected to result in, directly or indirectly, any of the consequences referred to in paragraph
   (a) above;

      (c) any change or event shall have occurred which has had, or could reasonably be expected to result in, a Material Adverse Effect;

      (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any U.S. securities exchange or in the Nasdaq National Market for a period in excess of five hours (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index and any suspensions or limitations resulting solely from physical damage or interference with such markets not related to market conditions), (ii) any decline in any of the Dow Jones Industrial Average or the Nasdaq National Market in excess of 40% measured from the close of business on the trading day immediately preceding the date of the Merger Agreement, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other financial institutions, (v) a commencement or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, or (vi) in the case of any of the foregoing existing at the date of the Merger Agreement, an acceleration or worsening thereof;

      (e) (i) the representations and warranties of Headhunter concerning its capitalization set forth in the Merger Agreement shall be inaccurate in any respect except for de minimis amounts as of the date of the Merger Agreement or the scheduled or extended expiration date of the Offer, (ii) the representations and warranties of Headhunter concerning authority, no conflicts and required filings and consents set forth in the Merger Agreement shall be inaccurate in any material respect as of the date of the Merger Agreement or the scheduled or extended expiration date of the Offer or (iii) the representations and warranties of Headhunter set forth in the Merger Agreement (other than those described in clauses (i) and (ii) above) shall be inaccurate as of the date of the Merger Agreement or the scheduled or extended expiration date of the Offer (except to the extent that any such representation or warranty refers specifically to a particular date, in which case such representation or warranty shall be true and correct as of such date) unless the inaccuracies (without giving effect to any materiality or Material Adverse Effect qualification or expectations contained therein) under such representations and warranties, taking all the inaccuracies under all such representations and warranties together in their entirety, do not result in a Material Adverse Effect;

      (f) Headhunter shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Headhunter to be performed or complied with by it under the Merger Agreement;

      (g) (i) the Headhunter Board or any committee thereof shall have (A) withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to Career Holdings or Purchaser its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stockholder Agreements, or (B) approved or recommended, or proposed to approve or recommend, or announced a neutral position with respect to, any Acquisition Proposal, (ii) Headhunter shall have entered into, or publicly announced its intention to enter into, any agreement with respect to any Acquisition Proposal or (iii) the Headhunter Board or any committee thereof shall have resolved to do any of the foregoing;

      (h) beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of 25% or more of the Shares has been acquired by any person or group (as defined in Section 13(d)(3) of the Exchange Act), provided, that in the case of ITC such beneficial ownership shall not have been increased above 28%;

      (i) the Merger Agreement shall have been terminated in accordance with its terms; or

      (j) all consents necessary to the consummation of the Offer or the Merger including, without limitation, consents from parties to loans, contracts, leases or other agreements shall not have been obtained, other than consents the failure to obtain which would not have a Material Adverse Effect.

   "Material Adverse Effect" means, with respect to Headhunter, any change, event, circumstance, development or effect that is or is reasonably likely to have a materially adverse effect on (i) the business, assets, liabilities, condition (financial or other), or results of operations of Headhunter and its subsidiaries, taken as a whole or (ii) the ability of Headhunter to consummate the transactions contemplated by the Merger Agreement; provided, however, that in no event shall any of the following be taken into account (alone or in combination with any other event identified in this proviso) in determining whether there has been such a Material Adverse Effect: (i) any change, event, circumstance, development or effect that results from or arises out of the public announcement or pendency of the Offer, the Merger or of the other transactions contemplated by the Merger Agreement; (ii) any change, event, circumstance, development or effect attributable to conditions generally affecting the industry as a whole in which Headhunter participates; (iii) changes in United States generally accepted accounting principles for companies operating in the industry in which Headhunter participates; or (iv) actions or omissions of Headhunter taken with the prior written consent of Career Holdings or Purchaser.

   The foregoing conditions are for the sole benefit of Career Holdings and Purchaser and may be asserted by Career Holdings and Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Career Holdings or Purchaser (except for the Minimum Condition), in whole or in part, at any time and from time to time, in their respective sole discretion. The failure by Career Holdings or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16. Legal Matters; Required Regulatory Approvals.

   Except as set forth in this Offer to Purchase, based on our review of publicly available filings by Headhunter with the SEC and other information regarding Headhunter, we are not aware of any licenses or regulatory permits that appear to be material to the business of Headhunter, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as described in this Offer to Purchase, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described below under "State Takeover Laws."

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

Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Headhunter's business, or that certain parts of Headhunter's, Career Holdings', or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and
Section 15 for a description of the conditions to the Offer.

   State Takeover Laws. Headhunter is incorporated under the laws of the State of Georgia. Headhunter has elected in its bylaws to be subject to Sections 1131 through 1133 (the "Business Combination Provisions") and Sections 1110 through 1113 (the "Fair Price Provisions") of the GBCC. In general, the Business Combination Provisions prevent an "interested shareholder" (including a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of a corporation) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Georgia corporation for a period of five years following the date such person became an interested shareholder. However, this prohibition does not apply if prior to the time that such person became an interested shareholder, the "business combination" or the transaction which resulted in such person becoming an interested shareholder is approved by the Board of Directors of the corporation. In addition, the Fair Price Provisions provide that a business combination with an interested shareholder must meet specified fair pricing criteria and certain other tests unless the business combination is approved by all the directors of the corporation that are not affiliated or otherwise associated with the interested shareholder, provided that there are at least three such directors. The Headhunter Board has unanimously approved the Offer and the Merger, including the Merger Agreements and the Stockholder Agreements. Accordingly, the substantive restrictions of the Business Combination Provisions and the Fair Price Provisions will not apply to the Offer and the Merger.

   A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

   We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger other than the Business Combination Provisions and the Fair Price Provisions. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15.

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

   Antitrust. Under the HSR Act and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to our acquisition of Shares in the Offer and the Merger.

   Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 31, 2001, and, in that event, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about September 17, 2001, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from us, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Headhunter is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Headhunter's failure to make those filings nor a request made to Headhunter from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Career Holdings, Headhunter or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

   Based upon an examination of publicly available information relating to the businesses in which Headhunter is engaged, we believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, we cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

17. Fees and Expenses.

   We have retained Georgeson Shareholder Communications Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer.

   In addition, we have retained American Stock Transfer & Trust Company as the Depositary. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses.

   Except as described in Section 12 under "--Fees and Expenses," Headhunter will not pay any of the fees and expenses to be incurred by us in connection with the Offer.

   Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

   We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 8 with respect to information concerning Headhunter.

   We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on any such information or representation as having been authorized.

   Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Career Holdings, Purchaser, Headhunter or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                                          CB MERGER SUB, INC.

August 31, 2001

                                  SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF CAREER HOLDINGS, INC., CB MERGER SUB, INC., TRIBUNE COMPANY AND KNIGHT RIDDER DIGITAL

Directors and Executive Officers of Career Holdings, Inc.

   The name, age, present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers of Career Holdings is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Career Holdings, a provider for online recruiting services and solutions. The business address of each such person is, unless otherwise indicated below, 10790 Parkridge Blvd., Suite 200, Reston, Virginia 20191. Each individual listed below is a citizen of the United States.

Directors/Executive Officers                     Principal Occupation and Business Address
----------------------------                     -----------------------------------------
 Daniel J. Finnigan (38).... Vice President and Director; President of Knight Ridder Digital and Vice
 c/o Knight-Ridder, Inc.     President of Knight-Ridder, Inc. since July 1999; President and CEO of SBC
 50 W. San Fernando St.      Interactive from 1998 to July 1999; various positions with SBC
 Suite 1500                  Communications, Inc., until 1998.
 San Jose, CA 95113
 Mark W. Hianik (41)........ Secretary; Vice President, Assistant General Counsel and Assistant Secretary of
 c/o Tribune Company         Tribune since July 2000; Senior Counsel/Mergers and Acquisitions and Assistant
 435 North Michigan Avenue   Secretary of Tribune from February 1999 until July 2000; Counsel/Mergers and
 Chicago, IL 60611           Acquisitions of Tribune from December 1997 until February 1999; Partner, at the law firm of Wildman, Harrold, Allen & Dixon until November 1997.
 David D. Hiller (48)....... Vice President, Assistant Secretary and Director; President of Tribune
 c/o Tribune Company         Interactive, Inc. a subsidiary of Tribune, since May 2000; Senior Vice President/
 435 North Michigan Avenue   Development of Tribune until May 2000.
 Chicago, IL 60611
 Adrienne Lilly (31)........ Assistant Secretary; Assistant Vice President/Assistant General Counsel of
 c/o Knight-Ridder, Inc.     Knight-Ridder, Inc. since February 2001, Assistant General Counsel of Knight-
 50 W. San Fernando St.      Ridder, Inc. from 1999 until February 2001; Associate, Fredrikson & Byron,
 Suite 1500                  P.A. from 1995 to December 1999.
 San Jose, CA 95113
 Robert J. McGovern (40).... Chief Executive Officer and Chairman; Founder of CareerBuilder, Inc. and
                             Chairman of the Board of Directors, President and Chief Executive Officer of
                             CareerBuilder, Inc. since its founding in November 1995.
 James A. Tholen (42)....... Vice President, Treasurer and Director; Senior Vice President and Chief
                             Financial Officer of CareerBuilder, Inc. since September 1998; Chief Operating
                             Officer and Chief Financial Officer of FTP Software, Inc., a software communications company, from April 1997 until September 1998; Chief
                             Financial Officer of the Compucare Company, a healthcare information systems provider, until April 1997.
 James E. Winchester (51)... Vice President; Founder of CareerBuilder, Inc. and has served as Senior Vice
                             President of Engineering and Chief Technology Officer of CareerBuilder, Inc.
                             since its founding in November 1995.

Directors and Executive Officers of CB Merger Sub, Inc.

   The name, age, present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers of Purchaser is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with CB Merger Sub, Inc. The business address of each such person is, unless otherwise indicated below, 10790 Parkridge Blvd., Suite 200, Reston, Virginia 20191. Each individual listed below is a citizen of the United States.

Directors/Executive Officers                     Principal Occupation and Business Address
----------------------------                     -----------------------------------------
 Daniel J. Finnigan (38).... Director; Vice President and Director of Career Holdings, Inc. since July 2001;
 c/o Knight-Ridder, Inc.     President of Knight Ridder Digital and Vice President of Knight-Ridder, Inc.
 50 W. San Fernando St.      since July 1999; President and CEO of SBC Interactive from 1998 to July 1999;
 Suite 1500                  various positions with SBC Communications, Inc., until 1998.
 San Jose, CA 95113
 David D. Hiller (48)....... Director; Vice President and Director of Career Holdings, Inc. since July 2001;
 c/o Tribune Company         President of Tribune Interactive, Inc. a subsidiary of Tribune, since May 2000;
 435 North Michigan Avenue   Senior Vice President/Development of Tribune until May 2000.
 Chicago, IL 60611
 Robert J. McGovern (40).... Director; Chief Executive Officer and Chairman of Career Holdings, Inc. since
                             July 2001; Founder of CareerBuilder, Inc. and Chairman of the Board of
                             Directors, President and Chief Executive Officer of CareerBuilder, Inc. since its founding in November 1995.
 James A. Tholen (42)....... President, Treasurer, Secretary and Director; Vice President, Treasurer and
                             Director of Career Holdings, Inc. since July 2001; Senior Vice President and
                             Chief Financial Officer of CareerBuilder, Inc. since September 1998; Chief
                             Operating Officer and Chief Financial Officer of FTP Software, Inc., a software communications company, from April 1997 until September 1998; Chief
                             Financial Officer of the Compucare Company, a healthcare information systems provider, until April 1997.

Directors and Executive Officers of Tribune Company.

   The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Tribune, a media company with interests in broadcasting, publishing and on the Internet. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Tribune. The business address of each such person is c/o Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611, and each such person is a citizen of the United States of America.


     Directors                          Principal Occupation and Business Address
     ---------                          -----------------------------------------
Jeffrey Chandler.... Director. President and Chief Executive Officer, Chandler Ranch Co., one of the
                     largest avocado growers in California.
Dennis J. FitzSimons Director. President and Chief Operating Officer of Tribune since May 2001;
                     Executive Vice President of Tribune from January 2000 to May 2001; President,
                     Tribune Broadcasting Company, a subsidiary of Tribune, from May 1997 until
                     December 1999; and Executive Vice President, Tribune Broadcasting Company,
                     a subsidiary of Tribune, until May 1997.
Jack W. Fuller...... Director. President of Tribune Publishing, a subsidiary of Tribune, since May
                     1997; President and Publisher of Chicago Tribune Company, a subsidiary of
                     Tribune, until May 1997.

 Directors                     Principal Occupation and Business Address
 ---------                     -----------------------------------------
Roger Goodan............ Director. Vice President, Schlumberger Information Solutions, a supplier of integrated solutions, since December 2000; various positions with Schlumberger since 1973; Director of The Times Mirror Company from December 1988 through the merger into Tribune on June 12, 2000.
Enrique Hernandez, Jr... Director. Chairman and Chief Executive Officer of Inter-Con Security Systems,
                         Inc., an international provider of high-end security and facility support services to government, utilities and industrial customers; Director, McDonald's
                         Corporation, Nordstrom, Inc. and Washington Mutual, Inc.
John W. Madigan......... Director. Chairman and Chief Executive Officer of Tribune; President of
                         Tribune until May 2001; President of Tribune Publishing Company, a subsidiary of Tribune, until May 1994; Publisher, Chicago Tribune until May 1994.
                         Director of Morgan Stanley Dean Witter & Co. and AT&T Wireless Services,
                         Inc.
Nancy Hicks Maynard..... Director. President, Maynard Partners Incorporated, consultants in news media economics; Chair, The Freedom Forum Media Studies Center from March 1996 to September 1997; Director, Economics of News Project, since September
                         1997; Member, Global Business Network.
Andrew J. McKenna....... Director. Chairman and Chief Executive Officer, Schwarz WorldWide, an
                         international distributor of paper packaging and related products and a printer, producer and converter. Director of Aon Corporation, McDonald's Corporation
                         and Skyline Corporation.
James J. O'Connor....... Director. Retired Chairman and Chief Executive Officer of Unicom Corporation,
                         a holding company, where he served from June 1994 until March 1998, and of
                         Commonwealth Edison Company, an electric utility, where he served from 1980 to March 1998. Director of Corning Incorporated, Smurfit-Stone Container
                         Corporation and UAL Corporation.
Patrick G. Ryan......... Director. Chairman, Chief Executive Officer and Director of Aon Corporation, a
                         broad-based insurance holding company.
William Stinehart, Jr... Director. Partner, law firm of Gibson, Dunn & Crutcher LLP, the law firm where he has practiced since 1969; Director, The Times Mirror Company from
                         December 1991 through the merger into Tribune on June 12, 2000.
Dudley S. Taft.......... Director. President and Director, Taft Broadcasting Company, an investor in media and entertainment companies. Director of CINergy Corp.; Fifth Third
                         Bancorp; Southern Star Group; The Union Central Life Insurance Company.
Arnold R. Weber......... Director. President-Emertius, Northwestern University since January 1999.
                         President, Civic Committee of the Commercial Club of Chicago until July 1999.
                         Chancellor, Northwestern University until December 1998. Director of Aon
                         Corporation; Burlington Northern Santa Fe Corporation; Deere & Company;
                         Diamond Technology Partners, Inc.

 Executive Officers                                Principal Occupation
 ------------------                                --------------------
Dennis J. FitzSimons President and Chief Operating Officer of Tribune since May 2001; Executive
                     Vice President of Tribune from January 2000 to May 2001; President and Chief
                     Executive Officer, Tribune Broadcasting Company, a subsidiary of Tribune, from May 1997 until December 1999; and Executive Vice President, Tribune
                     Broadcasting Company until May 1997.
Jack W. Fuller...... President of Tribune Publishing, a subsidiary of Tribune, since May 1997;
                     President and Publisher of Chicago Tribune Company, a subsidiary of Tribune, until May 1997.
Donald C. Grenesko.. Senior Vice President/Finance and Administration of Tribune since August 1996;
                     Senior Vice President of Tribune until August 1996.
David D. Hiller..... President of Tribune Interactive, Inc. a subsidiary of Tribune, since May 2000;
                     Senior Vice President/Development of Tribune until May 2000.
Crane H. Kenney..... Senior Vice President, General Counsel and Secretary of Tribune since May 2000;
                     Vice President, General Counsel and Secretary of Tribune from August 1996 until
                     May 2000; Vice President/Chief Legal Officer until August 1996.
Luis E. Lewin....... Senior Vice President/Human Resources of Tribune since May 2000; Vice
                     President/Human Resources of Tribune from October 1996 until May 2000;
                     Director/Human Resources of Tribune until October 1996; Acting Publisher of
                     Exito! in Chicago from December 1995 to September 1996.
John W. Madigan..... Chairman and Chief Executive Officer of Tribune; President of Tribune until
                     May 2001; President of Tribune Publishing Company, a subsidiary of Tribune until May 1994; Publisher, Chicago Tribune until May 1994. Director of Morgan
                     Stanley Dean Witter & Co. and AT&T Wireless Services, Inc.
Patrick J. Mullen... President of Tribune Television since March 2001; Regional Vice President of
                     Tribune Television from June 1998 to March 2001; Vice President/General
                     Manager of WXMI-TV (Grand Rapids), a Tribune Broadcasting station, until June
                     1998.
Ruthellyn Musil..... Vice President/Corporate Relations of Tribune since March 1995.
Andrew J. Oleszczuk. Senior Vice President/Development since May 2000; President of Tribune
                     Ventures, a division of Tribune, from August 1998 until May 2000; Vice President/
                     Development of Tribune until August 1998.
Jeff R. Scherb...... Senior Vice President and Chief Techology Officer of Tribune since May 2000;
                     President of Tribune Interactive, Inc., a subsidiary of Tribune, from May 1999 until May 2000; Senior Vice President and Chief Technology Officer of Tribune
                     from August 1996 until May 1999; Chief Technology Officer and Senior Vice
                     President for Research and Development at Dun & Bradstreet Software until
                     August 1996.

Directors and Executive Officers of Knight Ridder Digital

   The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Knight Ridder Digital, a creator and manager of online services and a wholly owned subsidiary of Knight-Ridder, Inc. The business address of each such person is c/o Knight-Ridder, Inc., 50 West San Fernando Street, Suite 1500, San Jose, California 95113, and each such person is a citizen of the United States of America.

    Directors                                  Principal Occupation
    ---------                                  --------------------
Jerome Ceppos......  Director. Vice President/News of Knight-Ridder, Inc. since May 1999; Vice
                     President and Executive Editor, San Jose Mercury News from 1995 to 1999;
                     Managing Editor of San Jose Mercury News from 1983 to 1995; Various editing positions at the San Jose Mercury News from 1981 to 1983.
Mary Jean Connors..  Director. Senior Vice President/Human Resources of Knight-Ridder, Inc. since
                     1996; Vice President/Human Resources of Knight-Ridder, Inc. from 1989 to 1996;
                     Vice President/Human Resources, Philadelphia Newspapers, Inc., a subsidiary of
                     Knight-Ridder, Inc., 1988 to 1989; Assistant to the Senior Vice President/News,
                     Knight-Ridder, Inc. 1988; Assistant Managing Editor/Personnel, The Miami Herald
                     from 1985 to 1988 and in various editing positions there from 1980 to 1985.
Frank McComas....... Director. Senior Vice President/Operations of Knight-Ridder, Inc. since 1996 and Vice President/Operations of Knight-Ridder, Inc. from 1995 to 1996;
                     Publisher, The (Columbia) State from 1988 to 1995; Publisher, Bradenton
                     Herald 1980 to 1988; Various positions at The Miami Herald and The Charlotte
                     Observer from 1970 to 1980.
P. Anthony Ridder... Director. Chairman and CEO of Knight-Ridder, Inc. since 1995; President of
                     Knight-Ridder, Inc. from 1989 to 1995; President of the Newspaper Division of
                     Knight-Ridder, Inc. from 1986 to 1995.
Steven B. Rossi..... Director. President/Newspaper Division of Knight-Ridder, Inc. since February 2001;
                     Senior Vice President/Operations of Knight-Ridder, Inc. from 1998 to February
                     2001; Executive Vice President and General Manager, Philadelphia Newspapers,
                     Inc. from 1992 to 1998; Executive Vice President 1991 to 1992; Senior Vice
                     President 1988 to 1991; Vice President/Finance and CFO 1987 to 1988; Vice
                     President and Divisional General Manager of Amerigas, Inc., 1981 to 1987.
Gordon Yamate....... Director. Vice President and General Counsel of Knight-Ridder, Inc. since
                     September 2000; Vice President, General Counsel and Corporate Secretary at
                     Liberate Technologies from March 1999 to September 2000; Partner in the law firm of McCutchen, Doyle, Brown & Enersen, LLP, in Palo Alto and San Jose
                     from 1988 to March 1999.
Executive Officers                                  Principal Occupation
------------------                                  --------------------
Elizabeth Drewry.... Vice President/Human Resources of Knight Ridder Digital since September
                     2000; Senior Vice President/Human Resources of the Los Angeles Times from
                     1997 until 2000; Vice President/Employee, Labor & Public Affairs and other various positions with Newsday from 1984 to 1997.
Daniel J. Finnigan.. President of Knight Ridder Digital and Vice President of Knight-Ridder, Inc. since
                     July 1999; President and CEO of SBC Interactive from 1998 to July 1999; Various positions with SBC Communications, Inc., until 1998.

Executive Officers                              Principal Occupation
------------------                              --------------------
 Timothy Lambert.. Vice President/Sales of Knight Ridder Digital since September 1999; Vice
                   President/Sales SBC Interactive, Inc. from 1998 to 1999; General Manager,
                   Pacific Bell Directory, from 1996 to 1998; Various positions with Pacific Bell
                   Directory from 1990 to 1996.
 Tally Liu........ Senior Vice President/Finance and Operations of Knight Ridder Digital since
                   March 2000; Vice President/Finance and Advanced Technology of Knight-
                   Ridder, Inc. from 1998 to March 2000; Vice President/Finance and
                   Administration of Knight-Ridder, Inc. from 1994 to 1998; Vice President and
                   Controller of Knight-Ridder, Inc. from 1990 to 1993; Vice President and CFO of the San Jose Mercury News 1987 to 1990.
 Rohn Jay Miller.. Senior Vice President/Product and Technology of Knight Ridder Digital since
                   August 2000; Managing Director and Partner in Collaborate Advertising &
                   Strategy from 1999 to 2000; Executive Vice President and Chief Operating
                   Officer and member of the board of directors of Ikonic, Inc. from 1993 to 1998;
                   Executive Producer and Executive Vice President of Synapse Technologies from
                   1991 to 1993.
 Robert Ryan...... Vice President & General Manager/Site Operations of Knight Ridder Digital
                   since 2000; Director of the Mercury Center and member of the Executive
                   Committee of the San Jose Mercury News from 1995 to 1999; Deputy Managing
                   Editor of the San Jose Mercury News from 1993 to 1995, and in various other positions at the San JoseMercury News from 1982 to 1993.

   Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of HeadHunter or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                       The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

                               -----------------

                     By Mail, Hand or Overnight Delivery:

                                59 Maiden Lane
                           New York, New York 10038

                          By Facsimile Transmission:

                       (For Eligible Institutions Only)
                                (718) 234-5001

                  Confirm Receipt of Facsimile by Telephone:

                                (718) 921-8200

   You may direct questions and requests for assistance to the Information Agent at its telephone number and address set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials from the Information Agent as set forth below and they will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:


                          [LOGO] Georgeson Shareholder
                              Communications Inc.
                          17 State Street, 10th Floor
                           New York, New York 10004
                        Banks and Brokers Call Collect:
                                (212) 440-9800
                          All Others Call Toll-Free:
                                (800) 223-2064